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EXHIBIT 12.1

THE WALT DISNEY COMPANY
RATIO OF EARNINGS TO FIXED CHARGES
FIVE YEARS ENDED SEPTEMBER 30, 2004
(AMOUNTS IN MILLIONS, EXCEPT RATIOS)

	Year Ended September 30,
	2004	2003	2002	2001	2000
EARNINGS
Income from continuing operations before income taxes, minority interests and cumulative effect of accounting change	$3,739.0	$2,254.0	$2,190.0	$1,283.0	$2,633.0
Plus
Equity in (earnings) loss of less than 50% equity investments	(372.0)	(334.0)	(225.0)	(300.0)	(208.0)
Dividends	404.0	335.0	227.5	254.8	212.4
Interest expense, amortization of debt discounts and premium on all indebtedness and amortization of capitalized interest	660.2	698.2	797.5	617.1	653.7
Imputed interest on operating leases (estimated to be one-third of rental expense)	172.7	176.0	137.7	140.0	160.7

TOTAL EARNINGS	$4,603.9	$3,129.2	$3,127.7	$1,994.9	$3,451.8

FIXED CHARGES
Interest expense and amortization of debt discounts and premium on all indebtedness	$628.9	$666.2	$723.0	$544.0	$599.0
Capitalized interest	34.9	33.0	35.8	94.0	132.0
Imputed interest on operating leases	172.7	176.0	137.7	140.0	160.7

TOTAL FIXED CHARGES	$836.5	$875.2	$896.5	$778.0	$891.7

RATIO OF EARNINGS TO FIXED CHARGES	5.5	3.6	3.5	2.6	3.9

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  EXHIBIT 12.1